ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

October 15, 2014	Lindsey Coffey
T +1 212 596 9821
F +1 646 728 2573
lindsey.coffey@ropesgray.com

Mr. Mark Cowan

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:                             Schroder Series Trust (the “Trust”) – Post Effective Amendment No. 80 (the “Amendment”) to the Registration Statement on Form N-1A (File Nos. 33-65632 and 811-7840)

Dear Mr. Cowan:

This letter sets forth the responses of the Trust to comments you provided to me telephonically on September 24, 2014 regarding the Amendment.  The Amendment relates to Schroder Broad Tax-Aware Value Bond Fund, a series of the Trust (the “Fund”).

For convenience of reference, summaries of the staff’s comments are set forth below, and each is followed by our response.  The Trust intends to file on EDGAR a post-effective amendment under Rule 485(b) of the Securities Act of 1933, as amended.

General

1.              Please make the requested “Tandy” letter statements in your response to us, which should be filed as correspondence via Edgar.

On behalf of the Trust, we acknowledge that:

a.              the Trust is responsible for the adequacy and accuracy of the disclosure in the registration statement;

b.              Securities and Exchange Commission (“SEC”) staff comments or changes to disclosure in response to the SEC staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to a filing; and

c.               the Trust may not assert the SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectus

1.              Footnote 1 to the Annual Fund Operating Expenses Table states that the “Fund’s adviser has contractually agreed through February 28, 2015 to pay or reimburse the Fund…”  Please either (i) confirm that the expense limitation agreement will be extended for a period of at least one year from the effective date of the registration statement and update the footnote accordingly or (ii) delete the footnote.

The Trust confirms that the expense limitation agreement will be extended for a period of at least one year from the effective date of the registration statement and the footnote has been updated accordingly.

2.              Under the section “Example,” if the expense limitation agreement is not extended, please revise the disclosure stating, “[t]he Example is based, for the first year, on the Net Annual Fund Operating Expenses and, for all other periods, on Total Annual Fund Operating Expenses.”

The Trust confirms that the expense limitation agreement will be extended for a period of at least one year from the effective date of the registration statement and, therefore, the referenced disclosure has been retained.

3.              The first sentence of the second paragraph under “Principal Investment Strategies” states, “Schroders serves as the investment adviser for the Fund and is responsible for the day-to-day portfolio management of the Fund.”  Please delete this disclosure as it is Item 5 disclosure.

The requested change has been made.

4.              If the Fund engages in total return swaps, an appropriate amount of segregated assets must be set aside.  See generally Investment Company Act Release No. 10666 (Apr. 18, 1979).  Please note that the SEC recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the 1940 Act.  See Investment Company Act Release No. 29776 (Aug. 31, 2011).  Accordingly, please be aware that the SEC or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

The Trust is familiar with the releases noted above, and is aware of the possibility that the SEC or its staff could issue future guidance related to derivatives and leverage.

5.              The prospectus disclosure indicates that the Fund will use credit default swaps. If the Fund will write credit default swaps, please confirm to the staff that the Fund will segregate the full notional amount of the credit default swap to cover such obligation.

The Trust evaluates each derivative position of the Fund for purposes of asset segregation (which may be based, in whole or in part, on market value or notional value) based on the nature of the Fund’s obligation under the derivative instrument in question in a manner the Trust believes is consistent with Investment Company Act Release No. 10666 (April 18, 1979) and related guidance issued by the staff.

6.              Under the section entitled “Calendar Year Total Returns,” please provide the performance bar chart required by Item 4(b)(2)(ii) of Form N-1A.

The requested change has been made.

7.              Please confirm that Footnote 1 to the “Calendar Year Total Returns” is consistent with Item 4(b)(2)(ii) of Form N-1A.

Item 4(b)(2)(ii) of Form N-1A states, “[i]f the Fund’s fiscal year is other than a calendar year, include the year-to-date return information as of the end of the most recent quarter in a footnote to the bar chart (emphasis added).” The Trust has historically interpreted the italicized language to require disclosure of returns for the period beginning on January 1st of the current year through the most recently completed quarter.

8.              We note that “Management Risk” is provided under Item 9 disclosure, but not under Item 4 disclosure. Please reconcile this difference.

The Trust believes that the following Item 4 summary disclosure corresponds with the “Management Risk” disclosure provided under Item 9:

“The Fund will be affected by the investment decisions, techniques and risk analyses of the Fund’s investment team and there is no guarantee that the Fund will achieve its investment objective. The values of investments held by the Fund may fluctuate in response to actual or perceived issuer, political, market, and economic factors influencing the financial markets generally, or relevant industries or sectors within them...Other principal risks of investing in the Fund include:”

Statement of Additional Information (“SAI”)

1.              Fundamental policy #5 states that the Fund may not “[p]urchase any security (other than Government securities, as such term is defined in the 1940 Act) if as a result 25% or more of the Fund’s total assets (taken at current value) would be invested in a single industry; for clarity, investments in other investment companies will not be considered to be investments in securities of issuers in any one industry.” With respect to the underlined text, please supplementally clarify the significance of this statement.

The underlined language is intended to clarify that, for purposes of this restriction, the Fund will not consider “investment companies” themselves to be a single industry.

* * * * *

We hope that the foregoing responses adequately address the staff’s comments.  Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Lindsey Coffey

Lindsey Coffey

cc:
Carin Muhlbaum, Esq.
Abby L. Ingber, Esq.
Timothy W. Diggins, Esq.
Colleen B. Meyer, Esq.